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                                                                      Exhibit 2



                                                 May 27, 1998



Robert F.X. Sillerman
SFX Entertainment, Inc.
650 Madison Avenue
New York, NY 10022

Dear Bob:

         This letter, when countersigned by you, will constitute our mutually binding agreement (the "Agreement") with respect to the subject matter hereof.

         While this Agreement deals primarily with restrictions on shares of SFX Entertainment, Inc., ("SFX") owned by me, it is supported by consideration in the form of $100 in cash, the receipt of which is hereby acknowledged, and certain compromises and accommodations which you have made in the interpretation of the agreements pursuant to which I held my interest in SFX Broadcasting, Inc.

         For so long as I hold any common stock of SFX owned by me at the time of the completion of all transactions related to the SFX Broadcasting merger with Hicks Muse, or any SFX common stock hereafter acquired by me from SFX (collectively, the "SFX Common Stock"), it is agreed as follows:

         1. I will vote the SFX Common Stock in concert with any directions received from you.

         2. I will, at any time upon your request, exchange shares of any 10 for 1 voting SFX Common Stock (the "Class B Common Stock") held by me, for shares of 1 for 1 voting SFX Common Stock, (the "Class A Common Stock"), provided that you deliver to me satisfactory evidence that such exchange will not result in any adverse tax consequence to me.

         3. I will provide you with at least three business days' notice of my intention to sell any shares of Class B Common Stock and give you the opportunity to either (a) purchase such shares for cash at the closing price posted in the Wall Street Journal the first business day following delivery of such notice, or (b) exchange a like number shares of Class B Common Stock for shares of Class A Common Stock, provided that you

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              deliver to me satisfactory evidence that such exchange will have no tax consequence to me more adverse than would result from the sale contemplated by me.

         4. To the extent that I dispose of any of the SFX Common Stock following the record date for any vote of the shareholders of SFX and prior to the actual voting date, I will provide you with an appropriate proxy to vote such shares in the relevant vote.

         The Agreement may be offered to the Transfer Agent for the SFX Common Stock as evidence of our agreement with respect to the foregoing, should you reasonably deem that to be necessary. However, none of the certificates representing my SFX Common Stock shall be legended to reflect this Agreement.

         If the foregoing accurately reflects our agreement, kindly countersign this Agreement in the space provided below.


                                            Very truly yours,

                                            /s/ Howard J. Tytel

                                            Howard J. Tytel

Agreed to:


/s/ Robert F.X. Sillerman
-----------------------------
Robert F.X. Sillerman

                              Page 17 of 29 Pages